File No. 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM U-1

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APPLICATION-DECLARATION

under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Entergy Corporation 639 Loyola Avenue New Orleans, Louisiana 70113	Entergy Arkansas, Inc. 425 West Capitol Avenue Little Rock, Arkansas 72201

Entergy Services, Inc. 639 Loyola Avenue New Orleans, Louisiana 70113	Entergy Gulf States, Inc. 350 Pine Street Beaumont, Texas 77701

System Fuels, Inc. 350 Pine Street Beaumont, Texas 77701	Entergy Louisiana, Inc. 4809 Jefferson Highway New Orleans, Louisiana 70121

System Energy Resources, Inc. 1340 Echelon Parkway Jackson, Mississippi 39213	Entergy Mississippi, Inc. 308 East Pearl Street Jackson, Mississippi 39201

Entergy Operations, Inc. 1340 Echelon Parkway Jackson, Mississippi 39213	Entergy New Orleans, Inc. 1600 Perdido Building New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

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Entergy Corporation

(Name of top registered holding company parent
of each applicant or declarant)

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Leo P. Denault
Executive Vice President and
Chief Financial Officer
for each applicant or declarant
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Item 1. Description of Proposed Transactions.

I. General.

A. Current Authorization.

Entergy System Money Pool. Entergy Arkansas, Inc. ("Arkansas"), Entergy Gulf States, Inc. ("Gulf States"), Entergy Louisiana, Inc. ("Louisiana"), Entergy Mississippi, Inc. ("Mississippi") and Entergy New Orleans, Inc. ("New Orleans"), public utility company subsidiaries (collectively, the "Operating Companies", and individually, an "Operating Company") of Entergy Corporation, a registered holding company ("Entergy"), and System Energy Resources, Inc. ("System Energy"), a generating company subsidiary of Entergy, are authorized, through November 30, 2004, to make unsecured short-term borrowings through the Entergy System Money Pool ("Money Pool") in order to meet their interim financing requirements.1 In addition, Entergy, Entergy Operations, Inc., a nuclear power plant operations subsidiary of Entergy ("EOI"),2 Entergy Services, Inc., a service company subsidiary of Entergy ("ESI"), and System Fuels, Inc., a fuel supply subsidiary of four of the Operating Companies ("SFI"), are authorized, through November 30, 2004, to participate in the Money Pool as and to the extent provided in File No. 70-9893 and the Commission's November 29, 2001 order. The Money Pool is composed of available funds invested by the participating companies, which funds may be borrowed by the participating companies (other than Entergy) to meet their respective interim capital needs.3

Operating Company and System Energy External Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, the Operating Companies and System Energy are authorized, through November 30, 2004, to meet their interim financing requirements through the issuance and sale of unsecured short-term promissory notes (including commercial paper) to various commercial banks and/or dealers in commercial paper.4

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  Reference is made to the joint Application-Declaration on Form U-1, as amended, in File No. 70-9893 and the Commission's order with respect thereto, dated November 29, 2001 (HCAR 35-27470).

  EOI is a public utility company for purposes of the Act.

  By Order No. 634, issued by the Federal Energy Regulatory Commission (the "FERC") on June 26, 2003, the FERC amended the Uniform System of Accounts, in particular 10 C.F.R. Part 101, Account 146 to require among other things that all cash management or money pool arrangements, such as the Money Pool, be documented as a written agreement. To comply with this requirement, the Applicants executed and filed with the FERC a Money Pool Agreement (filed as Exhibit B-1 hereto) which incorporates terms and conditions applicable to the operation of the Money Pool, consistent with the Commission order referenced in Footnote 1 hereof.

  Reference is made to the Commission's order dated November 29, 2001 (HCAR 35-27470).

EOI Borrowing Arrangements. In addition to short term borrowings through the Money Pool, EOI is authorized, through November 30, 2004, to (i) borrow and reborrow from Entergy, from time to time, up to $20 million at any one time outstanding pursuant to a loan agreement between EOI and Entergy, dated June 6, 1990, as amended ("EOI Loan Agreement"), and (ii) enter into a loan agreement or agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to EOI under the EOI Loan Agreement.5 Entergy is also authorized, through November 30, 2004, to guarantee the obligations of EOI under the loan agreements with banks. Borrowings by EOI under the EOI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2004 ("EOI Note") representing the obligation of EOI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

ESI Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, ESI's interim financing requirements are met pursuant to (i) a loan agreement between ESI and Entergy, dated September 18, 1991, as amended ("ESI Loan Agreement"), and (ii) loan agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to ESI under the ESI Loan Agreement.6 Entergy is also authorized, through November 30, 2004, to guarantee the obligations of ESI under the loan agreements with banks. Borrowings by ESI from Entergy under the ESI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2004 ("ESI Note") representing the obligation of ESI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

SFI Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, SFI's interim financing requirements are met pursuant to (i) a loan agreement between SFI and Entergy, dated March 21, 1994, as amended ("SFI Loan Agreement"), and (ii) loan agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to SFI under the SFI Loan Agreement.7 Entergy is also authorized through November 30, 2004 to guarantee the obligations of SFI under the loan agreements with banks. Borrowings by SFI from Entergy under the SFI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2004 ("SFI Note") representing the obligation of SFI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

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  Reference is made to the Commission's orders dated June 5, 1990 (HCAR 35-25100), April 29, 1992 (HCAR 35-25526), November 18, 1992 (HCAR 35-25860), November 18, 1994 (HCAR 35-26162), November 27, 1996 (HCAR 35-26617), and November 29, 2001 (HCAR 35-27470) (collectively, the "EOI Orders"). EOI does not currently have any external bank lines of credit pursuant to this authorization.

  Reference is made to the Commission's orders dated September 17, 1991 (HCAR 35-25376), October 23, 1991 (HCAR 35-25395), November 18, 1992 (HCAR 35-25680), November 18, 1994 (HCAR 35-26162), November 27, 1996 (HCAR 35-26617), , April 2, 2001 (HCAR 35-27369) and November 29, 2001 (HCAR 35-27470) (collectively, the "ESI Orders"). ESI does not currently have any external bank lines of credit pursuant to this authorization.

  Reference is made to the Commission's orders dated March 16, 1994 (HCAR 35-26006), November 27, 1996 (HCAR 35-26617), April 2, 2001 (HCAR 35-27369) and November 29, 2001 (HCAR 35-27470) (collectively, the "SFI Orders"). SFI does not currently have any external bank lines of credit pursuant to this authorization.

B. Transactions Proposed Herein.

The Operating Companies and System Energy propose herein to continue to finance their interim capital needs through Money Pool borrowings and through short-term borrowings from banks and the issuance and sale of commercial paper in the amounts and under the terms and conditions set forth below. It is also proposed that Entergy, EOI, ESI and SFI continue their respective participation in the Money Pool, in each case, as described below. The parties to this Application-Declaration seek authorization to effect such short-term borrowings and Money Pool transactions from time to time through November 30, 2007 (the "Authorization Period").

In addition, to the extent that such transactions are not exempt under the Commission's rules, EOI, ESI, SFI and Entergy hereby request authorization to extend (i) the borrowing periods under the EOI, ESI and SFI Loan Agreements (and the maturities of the EOI, ESI and SFI Notes issued thereunder) through the Authorization Period, and (ii) the existing authorization with respect to EOI, ESI and SFI entering into loan agreements with one or more banks (and with respect to Entergy guaranteeing the obligations of EOI, ESI and SFI thereunder) through the Authorization Period, all as hereinafter set forth.

Reference is made to Section VI of this Item 1 with respect to the proposed borrowing limitations of the Applicants.

II. Money Pool

The Operating Companies, System Energy, Entergy, EOI, ESI and SFI (collectively, the "Participants", and individually, a "Participant") propose to participate in the Money Pool, which will continue to be administered on behalf of the Participants by ESI under the direction of its Treasurer. The Money Pool will consist solely of available funds from the treasuries of the Participants, which will be loaned on a short-term basis (conceivably as short as intra-day) to any one or more of the Participants in the Money Pool, other than Entergy, or otherwise invested in the manner hereinafter described. The determination of whether a Participant at any time has funds that may be available to the Money Pool will be made by, or under the direction of, its respective Treasurer or other designee. No Participant will effect external borrowings for the purpose of making loans to other Participants in the Money Pool.

The operation of the Money Pool will be designed and managed to match, on a daily basis, the available cash and borrowing requirements of the Participants, thereby minimizing the need for borrowings to be made by the Participants from external sources. To this end, it is generally anticipated that the short-term borrowing requirements of the Operating Companies and System Energy will be met, in the first instance, with the proceeds of borrowings through the Money Pool, and only thereafter, to the extent necessary, with the proceeds of external borrowings as hereinafter set forth; provided, however, that it may be desirable for one or more of the Participants occasionally to make short-term bank borrowings and to issue commercial paper, notwithstanding the existence of available funds in the Money Pool.

Arkansas, Gulf States, Louisiana, Mississippi, New Orleans and System Energy will have priority as borrowers from the Money Pool. EOI, ESI and SFI will be permitted to borrow through the Money Pool only if, on any given day, there are funds available in the Money Pool after the needs of the Operating Companies and System Energy have been satisfied. Entergy will be a participant in the Money Pool insofar as it has funds available to invest through the Pool, but under no circumstances will Entergy be permitted to borrow funds held in the Money Pool.

Certain of System Energy's existing credit arrangements require (absent waivers) that System Energy's Money Pool borrowings be deemed subordinated indebtedness to the extent that, upon the occurrence of a default by System Energy under such credit arrangements or in the event of insolvency, bankruptcy, liquidation, reorganization or other similar proceedings affecting System Energy, no payment by System Energy of principal of or interest on its Money Pool borrowings would be permitted until all obligations of System Energy under such credit arrangements shall have been paid or otherwise provided for. Prior to the occurrence of any such default or insolvency, bankruptcy, etc., System Energy would be permitted to make payments of principal and interest on account of its Money Pool borrowings.

As to funds remaining in the Money Pool after satisfaction of the borrowing needs of the Participants, ESI, which serves as administrator of the Pool, will invest such funds and allocate the earnings thereon between or among those Participants providing such excess funds on a pro rata basis in accordance with their respective interests in such funds. ESI proposes to invest the excess funds in one or a combination of the types of securities that are permitted by the provisions of Section 9(c) and Rule 40 of the Act, in each case, in a manner designed to preserve principal and optimize returns.

Subject to the borrowing limitations described below, the Participants making borrowings through the Money Pool (other than EOI, ESI and SFI) will be entitled to borrow, on any given day, an amount of the total funds then available for lending to the Participants determined on the basis of an equal allocation of such funds among all borrowing Participants, except that where such an allocation would provide one or more borrowing Participants with funds in excess of its or their borrowing requirements, such excess will then be available for loans equally allocated among the remaining borrowing Participants. To the extent that EOI, ESI and SFI are permitted to effect borrowings through the Money Pool, the remaining funds then available for lending to EOI, ESI and SFI will be allocated between or among them in the same manner as available funds are allocated among the Operating Companies and System Energy. Each borrowing Participant will borrow pro rata from each lending Participant in the proportion which the total amount being loaned through the Money Pool by such lending Participant bears to the total amount then being loaned by all Participants through the Money Pool.

All loans, borrowings from and investments through the Money Pool will be documented by ESI, in its role as administrator of the Pool, in accordance with the FERC regulatory requirements referenced in footnote 3 hereof. Without limitation of the foregoing, such transactions will be evidenced on the books of each Participant that lends, borrows or invests available funds through the Money Pool. All loans will be payable on demand (subject, in the case of System Energy, to the subordination provisions described above), may be prepaid at any time without premium or penalty, and will bear interest payable monthly at a rate calculated on a daily basis, equal to the Daily Weighted Average Investment Rate (defined below) of the Money Pool portfolio; provided, however, that in the event, on and as of any particular day, there are no excess Money Pool funds invested in the Money Pool portfolio, the Daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York will be the rate of interest applicable to Money Pool loans and borrowings for that day. As used herein, the term "Daily Weighted Average Investment Rate", as applied to any day, shall be calculated by multiplying (A) the aggregate of the total daily interest payable on all investments in the Money Pool portfolio (consisting of excess Money Pool funds not loaned to the Participants) outstanding as of such day by (B) 360, and dividing the product thereof by the total amount invested in the Money Pool portfolio as of such day. For purposes of calculating the daily interest payable on each investment in the Money Pool portfolio in (A) above, the original cost of each such investment is multiplied by its respective yield and the product is divided by 360.

Reference is made to (i) Exhibit B-2 hereto for a form of the proposed Amended and Restated Money Pool Agreement (the "Money Pool Agreement"), incorporating the terms and conditions applicable to the operation of the Money Pool, (ii) Exhibit B-3(a) hereto with respect to the form of promissory note to be executed and delivered by Participants (other than System Energy), pursuant to the Money Pool Agreement, for the purpose of effecting borrowings through the Money Pool, and (iii) Exhibit B-3(b) hereto with respect to the form of Money Pool promissory note to be executed and delivered by System Energy pursuant to the Money Pool Agreement, including terms and provisions therein with respect to subordination.

The Participants believe that the cost of the proposed borrowings through the Money Pool will be more favorable to the borrowing Participants than the comparable cost of external borrowings through bank loans and sales of commercial paper, and that the yield to Participants investing available funds through the Money Pool will be higher than yields available individually to each Participant.

In the event that, on any given day, the available funds in the Money Pool are insufficient to satisfy the short-term borrowing requirements of one or more of the Operating Companies or System Energy, such Operating Companies or System Energy, as the case may be, will effect short-term borrowings through bank loans and/or sales of commercial paper in the manner hereinafter set forth.

III. Operating Company and System Energy External Borrowing Arrangements.

A. Bank Lines of Credit.

Each of the Operating Companies and System Energy may establish lines of credit with various commercial banks located within or outside their general operating areas. The Operating Companies and System Energy may arrange these lines of credit on an individual basis, or on a consolidated ("either/or") basis with each other and with EOI, ESI and SFI, whereby a bank would provide a line of credit usable by any one or more of such companies.

Borrowings from banks (and any related promissory notes) will be in the form customarily used by the lending bank or banks, will be secured or unsecured, will be payable not later than one year from the date of issuance, and will bear interest from the date thereof on the unpaid principal amount thereof at rates which will be comparable to rates generally obtainable at the time with respect to borrowings by companies of the same or reasonably comparable credit quality and having the same or reasonably similar maturities and otherwise having similar terms, conditions and features.

It is anticipated that the issuance of secured short-term debt will enable the Operating Companies and System Energy to take advantage of more beneficial financing terms and/or provide an alternative source of funding to meet the companies' working capital requirements. The issuance of such secured short-term debt will be limited to circumstances where the issuer can expect a savings in costs over the issuance of unsecured short-term debt or where unsecured credit is unavailable or otherwise does not represent a viable or prudent financing option. The collateral offered as security would be limited to a pledge of the issuer's accounts receivable.

Each borrower may agree to pay to each bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount; and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one time closing fees, consisting of up-front fees, arrangement fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms, conditions and features made by commercial lenders to borrowers of comparable credit quality.

B. Commercial Paper Arrangements.

The proposed commercial paper will be in the form of unsecured promissory notes with varying maturities not to exceed 270 days, the actual maturities to be determined by market conditions and the particular borrower's anticipated cash requirements at the time of issuance. In accordance with the established custom and practice in the market, the proposed commercial paper will not be payable prior to maturity.

Each of the Operating Companies and System Energy proposes to issue, reissue and sell the commercial paper directly to a dealer in commercial paper ("Dealer") at a discount not in excess of the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality of that particular maturity sold by public utility issuers to commercial paper dealers.

No commission or fee will be payable by the Operating Companies or System Energy in connection with the issuance and sale of the commercial paper. Each Dealer, as principal, will reoffer and sell the commercial paper at the customary discount rate for commercial paper in such a manner as not to constitute a public offering. Each Dealer reoffering the commercial paper will limit the reoffer and sale to a non-public customer list for each Operating Company and System Energy, consisting of commercial banks, insurance companies, corporate pension funds, investment trusts, foundations, colleges and university funds, municipal and state funds and other financial and non-financial institutions that normally invest funds in commercial paper.

It is anticipated that the commercial paper will be held by the buyers to maturity. However, each Dealer may, if desired by a buyer, repurchase the commercial paper for resale to others on the list of customers.

IV. EOI, ESI and SFI Loan Agreements; External Borrowing Arrangements.

A. Loan Agreements with Entergy.

EOI Loan Agreement. EOI and Entergy were previously authorized by the Commission to enter into the EOI Loan Agreement, and the related EOI Note, providing for borrowings by EOI from Entergy of up to an aggregate principal amount of $20 million through November 30, 2004 (reference is made to footnote 5 hereof). EOI and Entergy now propose to enter into an amendment to the EOI Loan Agreement ("Amendment No. 6") which will extend the expiration date of the borrowing period under the EOI Loan Agreement through November 30, 2007 and provide for the issuance of a new note ("New EOI Note") stated to mature on November 30, 2007. Amendment No. 6 will also state that the New EOI Note shall replace and supersede the existing EOI Note and represent the borrowings of EOI from Entergy under the EOI Loan Agreement. Except as specifically amended, the EOI Loan Agreement shall continue in full force and effect, and the terms as authorized in the EOI Orders will remain unchanged. Reference is made to Exhibit B-4(b) hereto with respect to the proposed form of Amendment No. 6 to the EOI Loan Agreement and New EOI Note.

ESI Loan Agreement. ESI and Entergy were previously authorized by the Commission to enter into the ESI Loan Agreement, and the related ESI Note, providing for borrowings by ESI from Entergy of up to an aggregate principal amount of $200 million through November 30, 2004 (reference is made to footnote 6 hereof). ESI and Entergy now propose to enter into an amendment to the ESI Loan Agreement ("Amendment No. 6") which will extend the expiration date of the borrowing period under the ESI Loan Agreement through November 30, 2007 and provide for the issuance of a new note ("New ESI Note") stated to mature on November 30, 2007. Amendment No. 6 will also state that the New ESI Note shall replace and supersede the existing ESI Note and represent the borrowings of ESI from Entergy under the ESI Loan Agreement. Except as specifically amended, the ESI Loan Agreement shall continue in full force and effect, and the terms as authorized in the ESI Orders will remain unchanged. Reference is made to Exhibit B-5(b) hereto with respect to the proposed form of Amendment No. 6 to the ESI Loan Agreement and New ESI Note.

SFI Loan Agreement. SFI and Entergy were previously authorized by the Commission to enter into the SFI Loan Agreement, and the related SFI Note, providing for borrowings by SFI from Entergy of up to an aggregate principal amount of $200 million through November 30, 2004 (reference is made to footnote 7 hereof). SFI and Entergy now propose to enter into an amendment to the SFI Loan Agreement ("Amendment No. 4") which will extend the expiration date of the borrowing period under the SFI Loan Agreement through November 30, 2007 and provide for the issuance of a new note ("New SFI Note") stated to mature on November 30, 2007. Amendment No. 4 will also state that the New SFI Note shall replace and supersede the existing SFI Note and represent the borrowings of SFI from Entergy under the SFI Loan Agreement. Except as specifically amended, the SFI Loan Agreement shall continue in full force and effect, and the terms as authorized in the SFI Orders will remain unchanged. Reference is made to Exhibit B-6(b) hereto with respect to the proposed form of Amendment No. 4 to the SFI Loan Agreement and New SFI Note.

The proposed Amendments to the EOI, ESI and SFI Loan Agreements will provide that the amount of Entergy's respective commitments thereunder will be correspondingly reduced by the commitment(s) of any bank or banks to lend money to EOI, ESI or SFI, as the case may be.

The New EOI, ESI and SFI Notes (collectively, the "New Notes") will continue to be payable to the order of Entergy and may be prepaid at any time without premium or penalty in whole or in part. The New Notes will bear interest, payable quarterly, on the unpaid principal amount at the rate of interest equal to the prime interest rate published daily in the Wall Street Journal.

B. External Borrowing Arrangements.

EOI, ESI and SFI further propose to extend the period during which they may enter into external borrowing arrangements with one or more banks through the Authorization Period (the commitment of any such bank or banks to reduce correspondingly the amount of Entergy's commitment under the EOI, ESI or SFI Loan Agreement, as the case may be). EOI, ESI and SFI may arrange these lines of credit on an individual basis, or on a consolidated ("either/or") basis with each other and/or with the Operating Companies and System Energy, whereby a bank would provide a line of credit usable by any one or more of such companies.

The proposed bank borrowings will be in an aggregate principal amount of up to $20 million at any one time outstanding in the case of EOI, up to $200 million at any one time outstanding in the case of ESI, and up to $200 million at any one time outstanding in the case of SFI. Additionally, such borrowings (and any related promissory notes) will be in the form customarily used by the lending bank or banks, will be payable not later than November 30, 2007, and will bear interest on the unpaid principal amount thereof at rates which will be comparable to rates generally obtainable at the time with respect to borrowings by companies of the same or reasonably comparable credit quality and having the same or reasonably similar maturities and otherwise having similar terms, conditions and features.

Each borrower may agree to pay to each bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount; and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one-time closing fees, consisting of up-front fees, arrangement fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms and provisions made by commercial lenders to borrowers of comparable credit quality.

As an inducement to the bank or banks to make loans to EOI, ESI and SFI, it is contemplated that Entergy may be required to guarantee the obligations of EOI, ESI and SFI to the bank or banks. Accordingly, it is also proposed that the authorized period for any such guarantees be extended through the Authorization Period.

V. Use of Proceeds

The proceeds to be received by the Operating Companies and System Energy from borrowings through the Money Pool and through borrowings from banks and the issuance and sale of commercial paper, together with other funds available from time to time to the Operating Companies and System Energy from operations, from the issuance of such securities as may be appropriate at the time and from other financing transactions, will be used to provide interim financing for construction expenditures, to meet long-term debt maturities and satisfy sinking fund requirements, as well as for the possible refunding, redemption, purchase or other acquisition of all or a portion of certain outstanding series of debt and preferred stock and for general corporate purposes. For further information with respect to the estimated capital and refinancing requirements of the Operating Companies and System Energy, reference is made to the following portions of the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (filed in File Nos. 1-11299, 1-10764, 1-27031, 1-8474, 1-31508, 0-5807 and 1-9067, respectively, and incorporated herein by reference): Entergy Corporation and Subsidiaries - Management's Financial Discussion and Analysis - Liquidity and Capital Resources - Capital Expenditure Plans and Other Uses of Capital; Entergy Corporation Notes 4, 5, 6, 7, 9 and 10 to the Notes to Consolidated Financial Statements; Operating Companies and System Energy - respective Management's Financial Discussion and Analysis - Liquidity and Capital Resources - Uses of Capital; Operating Companies and System Energy Notes 4, 5, 6, 7, 9, and 10 to the Notes to Respective Financial Statements.

The proceeds of borrowings by EOI through the Money Pool, as well as the proceeds of borrowings by EOI pursuant to the EOI Loan Agreement and other external borrowing arrangements of EOI, will be used by EOI to finance its interim capital needs.]

The proceeds of borrowings by ESI through the Money Pool, as well as the proceeds of borrowings by ESI pursuant to the ESI Loan Agreement and other external borrowing arrangements of ESI, will be used by ESI for the repayment of other borrowings from time to time outstanding and for any lawful purposes in connection with the performance by ESI of its various functions as a subsidiary service company under the Act.

The proceeds of borrowings by SFI through the Money Pool, as well as the proceeds of borrowings by SFI pursuant to the SFI Loan Agreement and other external borrowing arrangements of SFI, will be used by SFI for the repayment of other borrowings and for any lawful purposes in connection with its fuel supply program, including expenditures associated with the acquisition, ownership and financing of nuclear materials and related services and the acquisition and ownership of fuel oil inventory.

None of the proceeds to be received by the Operating Companies, System Energy, EOI, ESI or SFI from borrowings through the Money Pool or through the issuance and sale of promissory notes to banks and commercial paper will be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Act.

The proposed transactions are subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.6 billion) is equal to approximately 58% of Entergy's "consolidated retained earnings" as of June 30, 2004 (approximately $4.6 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act.)

Although Entergy's current aggregate investment in EWGs and FUCO's exceeds the limit specified in Rule 53(a)(1), by order and dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to by in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCO's in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

    As of June 30, 2004, Entergy's aggregate investment in Exempt Projects is equal to 16% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 21% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

    Entergy's consolidated retained earnings have grown by an average of 13% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2004).

    Income from Entergy's investments in Exempt Projects has contributed positively to its overall earning during the period since the Commission issued the June 2000 Order.

    As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2004, Entergy's consolidated capitalization ratio was approximately 47.4% debt and approximately 52.6% equity, consisting of approximately 1.9% preferred stock and approximately 50.7% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB- rated electric utility companies.

    Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

VI. Borrowing Limitations of the Applicants.

A. Operating Companies and System Energy.

Each of Arkansas, Gulf States, Louisiana, Mississippi, New Orleans and System Energy proposes to effect short-term borrowings through the Money Pool and through borrowings from banks and the issuance and sale of commercial paper in the following maximum amounts for each company: Arkansas, $235 million; Gulf States, $340 million; Louisiana, $225 million; Mississippi, $160 million; New Orleans, $100 million; and System Energy, $140 million.

B. EOI, ESI and SFI.

EOI Borrowing Limitations. The aggregate principal amount of borrowings by EOI outstanding at any one time pursuant to (i) the EOI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $20 million.

ESI Borrowing Limitations. The aggregate principal amount of borrowings by ESI outstanding at any one time pursuant to (i) the ESI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $200 million.

SFI Borrowing Limitations. The aggregate principal amount of borrowings by SFI outstanding at any one time pursuant to (i) the SFI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $200 million.

  Additional Representations

Entergy hereby makes the following additional representations:

    As of June 30, 2004, the ratio of equity to total capitalization (including short-term debt) of Entergy and each of its public-utility company subsidiaries is 30% or above.
    As of June 30, 2004, (1) neither Entergy nor any of its public-utility company subsidiaries have any outstand long-term debt, preferred stock or other types of preferred or equity-linked that are not rated at the investment grade level ("Applicable Securities"), except as follows: Gulf States ($150,926,500, consisting of $65,926,500 preferred stock and $85,000,000 QUIPS) and New Orleans ($19,779,800, consisting entirely of preferred stock); (2) the ratio of the outstanding Applicable Securities to total capitalization (including short-term debt) of Gulf States and New Orleans is 0.038 and 0.050, respectively; and (3) a single series of QUIPS issued by Gulf States represents the only outstanding Applicable Securities issued by either Gulf States or New Orleans since January 1, 1993.
    Each of the Operating Companies, System Energy and EOI represents that it will not issue any security authorized in the matter, if, as a consequence of such issuance, the common equity component of the capital structure of the applicable company (on a consolidated basis) would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K).
    Each of the Operating Companies, System Energy and EOI represents that it will not issue any senior long-term debt that, if it is rated, is not rated investment grade, except for new debt designed to refund, redeem or replace existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, for privately placed debt or for debt authorized by the Council of the City of New Orleans or authorized by the Arkansas Public Service Commission.

For purposes of representations B and D above, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Services, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.

Item 2. Fees, Commissions and Expenses.

Expenses to be incurred by the parties hereto in connection with obtaining the Commission's order authorizing the transactions proposed herein are estimated not to exceed $22,500, including $10,000 estimated for legal fees and $12,500 estimated for the fees of ESI.

Item 3. Applicable Statutory Provisions.

The Participants believe that the proposed short-term borrowings through the Money Pool, as described herein, including the issuance, delivery and acquisition of promissory notes to evidence the same, are or may be subject to the provisions of Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 43 thereunder.

The Participants believe that the investment, on their behalf, of funds in the Money Pool which at any time are not loaned to the Participants are exempt from Sections 9(a) and 10 of the Act by virtue of Section 9(c) of the Act or Rule 40 under the Act.

The Operating Companies and System Energy believe that the proposed borrowings from one or more banks (including the issuance and sale of any related promissory notes) and the issuance and sale of commercial paper are subject to the provisions of Sections 6(a) and 7 of the Act.

EOI and Entergy believe that the proposed issuance by EOI and the proposed acquisition by Entergy of the New EOI Note, as contemplated herein, are subject to the provisions of Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45 thereunder, except to the extent that such transactions may be exempt pursuant to Rule 52.

ESI and Entergy believe that the proposed issuance by ESI and the proposed acquisition by Entergy of the New ESI Note, as contemplated herein, are or may be subject to the provisions of Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rule 45 thereunder, except to the extent that such transactions may be exempt pursuant to Rule 52.

SFI and Entergy believe that the proposed issuance by SFI and the proposed acquisition by Entergy of the New SFI Note, as contemplated herein, are or may be subject to the provisions of Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rule 45 thereunder, except to the extent that such transactions may be exempt pursuant to Rule 52.

Entergy, EOI, ESI and SFI believe that the proposed borrowings from one or more banks, and Entergy's proposed guaranty of payment of any unpaid principal amount of, and interest on, such borrowings and of the performance by EOI, ESI or SFI of their respective obligations under any related promissory note or note(s) or loan agreement or agreements, are or may be subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder, except to the extent that such transactions may be exempt pursuant to Rule 52.

Item 4. Regulatory Approval.

No state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5. Procedure.

The parties hereto respectfully request that the Commission's order herein be entered on or before October 31, 2004.

The parties hereto further respectfully request that ESI be granted authority to file, on behalf of all of the parties hereto and on a quarterly basis, certificates of notification pursuant to Rule 24 under the Act with respect to (1) borrowings by the Participants through the Money Pool, (2) the establishment by the Operating Companies, System Energy, EOI, ESI and SFI of new lines of credit with banks, (3) issues, sales and payments, from time to time, by the Operating Companies and System Energy of notes to banks and commercial paper (including the amounts and terms of such notes and commercial paper), (4) borrowings by EOI under the EOI Loan Agreement and pursuant to borrowing arrangements with one or more banks, (5) borrowings by ESI under the ESI Loan Agreement and pursuant to borrowing arrangements with one or more banks, (6) borrowings by SFI under the SFI Loan Agreement and pursuant to borrowing arrangements with one or more banks, all as contemplated herein, and (7) guarantees issued by Entergy, including the beneficiary of each guaranty and the amount, terms and purpose of the guaranty.

The parties hereto hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and request that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6. Exhibits and Financial Statements.

a. Exhibits:

A	Not Applicable.

B-1	Money Pool Agreement, dated as of 8/7/03, among ESI, Entergy, EAI, EGSI, ELI, EMI, ENOI, System Energy, EOI and SFI.

B-2	Proposed form of Amended and Restated Money Pool Agreement.

B-3(a)	Proposed form of note to evidence borrowings by Participants (other than System Energy) through the Money Pool.

B-3(b)	Proposed form of note to evidence borrowing by System Energy through the Money Pool. 9;

*B-4(a)	Loan Agreement, dated as of June 6, 1990, between EOI and Entergy (including form of EOI Note) (Exhibit B-11(c) to Rule 24 Certificate dated June 15, 1990 in 70-7679).

B-4(b)	Proposed form of Amendment No. 6 to Loan Agreement between EOI and Entergy (including form of New EOI Note).

*B-5(a)	Loan Agreement, dated as of September 18, 1991, between ESI and Entergy (including form of ESI Note) (Exhibit B-5(a) in 70-8055).

B-5(b)	Proposed form of Amendment No. 6 to Loan Agreement between ESI and Entergy (including form of New ESI Note).

*B-6(a)	Loan Agreement, dated as of March 21, 1994, between SFI and Entergy (including form of SFI Note) (Exhibit B-1 in 70-8331).

B-6(b)	Proposed form of Amendment No. 4 to Loan Agreement between SFI and Entergy (including form of New SFI Note).

C	Not applicable.

D	Not applicable.

E	Not applicable.

**F	Opinion(s) of Counsel

G	Suggested form of notice of proposed transactions for publication in the Federal Register.

b. Financial Statements:

- Financial statements (and accompanying notes) of Arkansas, Gulf States, Louisiana, Mississippi, New Orleans, System Energy and Entergy and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed in File Nos. 1-10764, 1-2703, 1-8474, 0-320, 0-5807, 1-9067 and 1-11299, respectively, and incorporated herein by reference).

Except as reflected in the financial statements (including the notes thereto), there have been no material changes, not in the ordinary course of business, with respect to Arkansas, Gulf States, Louisiana, Mississippi, New Orleans, System Energy, or Entergy which have taken place since June 30, 2004,

___________________________

* Incorporated herein by reference as indicated.
** To be filed by amendment.

Item 7. Information as to Environmental Effects.

a. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the parties hereto, and do not involve a major Federal action having a significant impact on the human environment.

b. Not applicable.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
ENERGY SERVICES, INC.
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
ENTERGY OPERATIONS, INC.
SYSTEM ENERGY RESOURCES, INC.
SYSTEM FUELS, INC.

/s/ Steven C. McNeal
By	Steven C. McNeal
Vice President and Treasurer

Dated: August 13, 2004